

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 15, 2008

Mr. Michael Mak
President
Asia Global Holdings Corp.
1601-1604 CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **RE:** **Asia Global Holdings Corp. (formerly known as BonusAmerica**
> **Worldwide Corp.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 24, 2006**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed October 10, 2006**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed April 23, 2007**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 8-K filed April 14, 2008**
> **File No. 0-50788**

Dear Mr. Mak:

We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

Sincerely,

William Thompson
Branch Chief